December 17, 2010

Sharon Blume, Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CIT Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10Q for the Quarterly Period Ended September 30, 2010
File No. 001-31369

Dear Ms. Blume:

This letter is submitted on behalf of CIT Group Inc. (the “Company”) in response to your comment letter dated November 18, 2010 relating to the Company’s Form 10-K for the Fiscal Year December 31, 2009 and the Company’s Form 10-Q for the Quarterly Period Ended September 30, 2010.

Form 10-Q for the period September 30, 2010

Note 2 – Prior Period Revisions, page 8

1.	We note your disclosures related to “immaterial errors” that impacted your 2010 first and second quarter results and had a minor impact on your post-emergence December 31, 2009 balance sheet. Please address the following:

a.

Please provide us with your SAB 99 materiality analysis as support for your conclusion that the impact of the errors on your December 31, 2009, March 31, 2010 and June 30, 2010 financial statements was not material, including an indication as to whether this matter was discussed and approved by your audit committee. Further, please tell us your independent auditor’s views, observations and conclusions on the analysis.

	b.	Quantify for us the amount of the adjustments that were due to FSA accounting versus the amount of the adjustments that related to “other errors”.

c.

With respect to the errors identified related to your provision for loan losses, please tell us whether they related to FSA valuation adjustments or whether they were related to changes or deficiencies in your allowance for loan losses methodology. If the later, please tell us whether you have subsequently changed your allowance for loan losses policy or methodology as a result of correcting these errors.

d.

Please tell us whether and/or how you considered the impact that the identification and correction of these errors had on your conclusion that both disclosure controls and procedures and internal control over financial reporting were effective for all periods.

Company Response

a.

Attached as Appendix A is our SAB 99 materiality analysis in support of our conclusion that the impact of the errors on the December 31, 2009, March 31, 2010 and June 30, 2010 financial statements filed on Form 10-Q were not material. As discussed with you on December 15, 2010, we revised the memo originally completed on November 9, 2010 principally to remove references to certain non public information. The errors were discussed with the Company’s Audit Committee who concurred with the conclusion that the errors were not material (page 2 of the SAB 99 memo). The concurrence of the Audit Committee is noted in the minutes to the Audit Committee meeting held on October 18, 2010 prior to our earnings release. The conclusion was reconfirmed at the November 4, 2010 audit committee meeting. We also reviewed our SAB 99 materiality analysis and conclusions with our independent auditor, PricewaterhouseCoopers, who concurred that the errors are not material.

b.

With respect to the 3rd quarter SAB 99 analysis, the amount of the adjustments due to FSA accounting versus the amount of the adjustments related to “other errors” is summarized on pages 5 and 6 of the attached SAB 99 materiality analysis. The total of pretax errors related to FSA accounting and other errors are summarized below:

	March 31, 2010			June 30, 2010

FSA Related	$13.3	million	59.1%	$37.8	million	110.2%
Other errors	9.2	million	40.9%	(3.5	) million	(10.2)%
Total	$22.5	million	100.0%	$34.3	million	100.0%

c.

The errors identified related to the provision for loan losses are summarized on pages 5 and 6 of the Company’s SAB 99 materiality analysis. In all cases, the impact on the provision was related to FSA accounting and not directly related to the allowance for loan loss methodology or deficiencies therein.

The errors that impacted the provision for credit losses are explained in greater detail on page 16 of the SAB 99 materiality analysis under the captions: “Provision”, “Adjustment to ALLL for Accretion” and “Qualitative Provision.”

d.

In addition to evaluating the financial statement impact of the errors noted in the SAB 99 materiality analysis, the Company’s management assessed its disclosure controls and internal control over financial reporting at September 30, 2010. See attached memorandum (Appendix B). This memorandum is an executive summary of management’s assessment as of the date that the Form 10-Q for the 3rd quarter of 2010 was filed. As noted therein, as of September 30, 2010 management had concluded that the control deficiencies related to certain FSA controls aggregated to a significant deficiency. Management will consider these deficiencies together with the results of its ongoing Sarbanes Oxley testing for the year ended December 31, 2010, in its year end assessment of disclosure controls and internal controls over financial reporting.

2

As discussed with you on December 15, 2010, subsequent to the filing of our Form 10-Q for the period ended September 30, 2010, we have performed procedures which have given indications of additional errors principally related to FSA that may impact the 1st, 2nd and 3rd quarter consolidated financial statements and the balance sheet as of December 31, 2009. Management’s review of these items and the resulting process to assess the completeness of these items is ongoing. We recognize our responsibility to notify users of the financial statements if we determine that previously issued financial statements cannot be relied upon. We have informed our Audit Committee and our external auditors in regards to the process that we are undertaking to complete our review.

Note 10 – Commitments, page 23

2.

We note your response to prior comment 1 from our letter dated October 15, 2010. We also note your revised disclosures related to your Deferred Purchase Agreements (DPA) on page 24. Please address the following:

a.

Please tell us in greater detail why there is such a significant gap between the actual loss rates incurred and your recorded reserve as a percentage of the maximum exposure. In your response, provide specific reason(s) for the difference (i.e. is it partially due to the difference in lives of on- and off-balance sheet loans?).

	b.	Please tell us why you are aggregating the loss experience for both on- and off- balance sheet loans in determining your reserve.

c.

Please tell us whether you use different loss rates for the different types of loans covered by these agreements. If so, please tell us what those loss rates are by loan category and how you weight them in your calculation.

d.

Please tell us whether you consider other competitor entities’ reserve levels for similar type products when determining whether your recorded reserve is appropriate. If so, please provide us with the industry information you use and how you factor that into your calculation.

3

Company Response

a.

We consider Deferred Purchase Agreements (DPAs) and factoring agreements to be different contract variations of the same product since they both provide our clients with trade credit protection on accounts receivable due from their customers. In connection with DPAs, although we bear the credit risk on the receivables subject to such agreements, title to the receivables remains with our clients unless and until the receivables suffer a credit default. If this occurs, we then acquire possession and title to the defaulted receivables. Given the contingent nature of the potential obligation, these amounts are reported as "off-balance sheet" commitments. In contrast, in connection with factoring agreements, we acquire possession and title to the receivables subject to such agreements up front at the time such receivables are created. Acquisition of receivables subject to factoring agreements is not dependent on the occurrence of a credit default as is the case with DPAs. All other terms of the agreements and the consequent credit risk are substantially similar (including the average outstanding period of the factored receivables, which is approximately 60 days).

To clarify, per our discussion with you on Monday November 29th, the actual loss for the combined on- and off-balance sheet agreements for 2009 was $24.5 million or approximately 8 basis points (bps) (0.08%) on annual volume of $31.1 billion (DPAs are off-balance sheet whereas factoring agreements are on-balance sheet). We do not differentiate in the determination of reserve requirements between on and off-balance sheet agreements as the underlying risk is the same. The liability related to DPAs ($7.8 million) was approximately 56 bps (0.56%) on the end of the 2009 calendar year outstanding balance of $1.4 billion. While this reserve rate is higher than the actual loss rate, we do not believe the difference in amount is significant.

b.

The reserve for loan losses on receivables associated with factoring agreements (on-balance sheet) and the reserve for “receivables” associated with DPAs (off-balance sheet) are calculated in the same manner since factoring agreements and DPAs are simply contract variations of the same product, as more fully discussed above. The underlying risk assumed is the same in connection with DPAs and factoring agreements, although the mix of obligors on the receivables subject to the agreements may vary. Currently, obligors under our DPAs have a slightly better credit profile than obligors under our factoring agreements. However, this could change at any time as the mix of clients using each type of contract may shift over time. The mix of customers for each of our clients may also shift over time.

c.

Per 2a and b above, we use the same process to determine the reserve requirements for both the on- and off-balance sheet agreements (DPAs and factoring agreements) as the agreements are, in substance, the same product.

4

d.

We do not consider other competitor reserve levels when determining or evaluating our reserves for DPAs as DPAs are a fairly new contract variation of the factoring product and there is little (if any) competitor information available. For those competitors that may have this type of activity we believe it is likely a relatively small portion of their business and would therefore not be separately disclosed.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please call the undersigned at (973) 740-5555.

Sincerely,

/s/ Scott T. Parker
Executive Vice President &
Chief Financial Officer

cc:	Brittany Ebbertt

5

Appendix A

To: Carol Hayles, Scott Parker

From: S. Geiger, V. Cecco

Date: September 30, 2010, with updates through December 15, 2010

Re: Q3 2010 Out of Period Adjustments (SAB 99) Memorandum

I. Executive Summary

In the third quarter of 2010, CIT's finance team identified accounting errors not previously identified in the Company’s Summary of Unadjusted Difference’s (SUD) for the first and second quarter of 2010. While the errors do not, individually or in the aggregate, result in a material misstatement of the Company's Q1 and Q2 consolidated financial statements, correcting these items in the third quarter would overstate pre-tax income by approximately $57 million, or 29% of Q3 pretax income (see detail below). Accordingly, management has determined to revise its previously issued Q1 and Q2 financial statements in connection with filing the Company's Q3 financial statements on Form 10-Q. Had the errors resulted in a material misstatement of Q1 and Q2 financial data, management would have restated its financial statements for each quarter.

Table 1 below contrasts Q1 and Q2 amounts as previously reported and as revised. The analysis in Attachment A illustrates the effects that correcting the errors in Q3 would have had on the Q3 financial statements, had management not determined to revise amounts previously reported in Q1 and Q2.

Consolidated Statements of Operation (Unaudited) (dollars in millions)

	Quarters Ended								Six Months Ended

	June 30, 2010				March 31, 2010				June 30, 2010

	As		As		As		As		As		As
Interest income	Reported	Adj.	Revised		Reported	Adj.	Revised		Reported	Adj.	Revised
Interest and fees on loans	$987.2	$6.4	$993.6	0.6%	$1,043.5	$38.1	$1,081.6	3.5%	$2,030.7	$44.5	$2,075.2	2.1%
Interest and dividends on investments	6.3	-	6.3	-	5.5	-	5.5	-	11.8	-	11.8	-

Interest income	993.5	6.4	999.9	0.6%	1,049.0	38.1	1,087.1	3.5%	2,042.5	44.5	2,087.0	2.1%

Interest expense
Interest on long-term borrowings	(784.7)	(1.3)	(786.0)	0.2%	(807.7)	0.4	(807.3)	0.0%	(1,592.4)	(0.9)	(1,593.3)	0.1%
Interest on deposits	(28.9)	3.6	(25.3)	-14.2%	(30.1)	3.2	(26.9)	-11.9%	(59.0)	6.8	(52.2)	-13.0%

Interest expense	(813.6)	2.3	(811.3)	-0.3%	(837.8)	3.6	(834.2)	-0.4%	(1,651.4)	5.9	(1,645.5)	-0.4%

Net interest revenue	179.9	8.7	188.6	4.6%	211.2	41.7	252.9	16.5%	391.1	50.4	441.5	11.4%
Provision for credit losses	(260.7)	16.4	(244.3)	-6.7%	(186.6)	(39.9)	(226.5)	17.6%	(447.3)	(23.5)	(470.8)	5.0%

Net interest revenue, after credit provision	(80.8)	25.1	(55.7)	-45.1%	24.6	1.8	26.4	6.9%	(56.2)	26.9	(29.3)	-91.9%

Other income
Rental income on operating leases	419.7	-	419.7	-	418.2	-	418.2	-	837.9	-	837.9	-
Other	330.6	8.9	339.5	2.6%	132.2	19.2	151.4	12.7%	462.8	28.1	490.9	5.7%

Total other income	750.3	8.9	759.2	1.2%	550.4	19.2	569.6	3.4%	1,300.7	28.1	1,328.8	2.1%

Total revenue, net of interest expense and
credit provision	669.5	34.0	703.5	4.8%	575.0	21.0	596.0	3.5%	1,244.5	55.0	1,299.5	4.2%

Other expenses
Depreciation on operating lease equipment	(179.0)	0.5	(178.5)	-0.3%	(173.5)	0.8	(172.7)	-0.5%	(352.5)	1.3	(351.2)	-0.4%
Operating expenses	(277.0)	(0.2)	(277.2)	0.1%	(261.9)	0.7	(261.2)	-0.3%	(538.9)	0.5	(538.4)	-0.1%

Total other expenses	(456.0)	0.3	(455.7)	-0.1%	(435.4)	1.5	(433.9)	-0.3%	(891.4)	1.8	(889.6)	-0.2%

Income before provision for income taxes	213.5	34.3	247.8	13.8%	139.6	22.5	162.1	13.9%	353.1	56.8	409.9	13.9%
Provision for income taxes	(71.1)	(5.0)	(76.1)	6.6%	(42.5)	(4.4)	(46.9)	9.4%	(113.6)	(9.4)	(123.0)	7.6%

Net income before attribution of noncontrolling
interests	142.4	29.3	171.7	17.1%	97.1	18.1	115.2	15.7%	239.5	47.4	286.9	16.5%
Net (income) loss attributable to noncontrolling
interests, after tax	(0.3)	-	(0.3)	-	0.2	-	0.2	-	(0.1)	-	(0.1)	-

Net income	$142.1	$29.3	$171.4	17.1%	$97.3	$18.1	$115.4	15.7%	$239.4	$47.4	$286.8	16.5%

In measuring the aforementioned percentages, the Company measured the reported error as a percentage of the revised amount, i.e., the Company used the corrected balances as the denominator. If the "as reported" amounts were alternatively used as the denominator, the percentage error in pre-tax and net income, respectively, would be 16.1% and 18.6% in Q1, 16.1% and 20.6% in Q2, and 16.1% and 19.8% for the six months ended June 30, 2010.

In reaching its conclusions, management has considered the guidance set forth in SEC Staff Accounting Bulletin (SAB) 99 and SAB 108.

The errors and basis for concluding the errors are not material, individually and in the aggregate, to the consolidated financial statements as of, and for the periods ended March 31 and June 30, 2010, and to any of the preceding periods as reported have been discussed and agreed with CIT’s executive management, internal and external SEC counsel and the Audit Committee.

II. Draft Q3 Financial Statement Disclosure

Prior Period Revisions

In preparing the consolidated financial statements for the quarter ended September 30, 2010, the Company discovered and corrected immaterial errors that impacted the 2010 first and second quarter results and had a de minimis impact on the post-emergence December 31, 2009 balance sheet. The net effect of these errors was an understatement of pre-tax income totaling $34.3 million and $22.5 million for the quarters ended June 30 and March 31, 2010, respectively, and goodwill totaling $15.7 million at December 31, 2009. While the adjustments were primarily related to the complexities of FSA and the accounting for the related activity, some other errors were identified as well. While these errors did not, individually or in the aggregate, result in a material misstatement of the Company’s previously issued consolidated financial statements, correcting these items in the third quarter would have been material to the third quarter results. Accordingly, management has revised in this filing and will revise in its 2010 Form 10-K and its subsequent quarterly filings on Form 10-Q, its previously reported December 31, 2009 balance sheet and March 31, 2010 and June 30, 2010 Consolidated Statements of Operations. All comparisons to those periods and year to date 2010 reflect the revised amounts.

The Consolidated Statement of Operations for the noted quarter and six month periods are revised as follows:

CIT GROUP INC. AND SUBSIDIARIES
REVISED UNAUDITED CONSOLIDATED INCOME STATEMENTS
(dollars in millions, except per share data)

	Quarter Ended June 30, 2010			Quarter Ended March 31, 2010			Six Months Ended June 30, 2010

	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Interest income
Interest and fees on loans (1)	$987.2	$6.4	$993.6	$1,043.5	$38.1	$1,081.6	$2,030.7	$44.5	$2,075.2
Interest and dividends on investments	6.3	-	6.3	5.5	-	5.5	11.8	-	11.8

Total interest income	993.5	6.4	999.9	1,049.0	38.1	1,087.1	2,042.5	44.5	2,087.0

Interest expense
Interest on long-term borrowings (2)	(784.7)	(1.3)	(786.0)	(807.7)	0.4	(807.3)	(1,592.4)	(0.9)	(1,593.3)
Interest on deposits (3)	(28.9)	3.6	(25.3)	(30.1)	3.2	(26.9)	(59.0)	6.8	(52.2)

Total interest expense	(813.6)	2.3	(811.3)	(837.8)	3.6	(834.2)	(1,651.4)	5.9	(1,645.5)

Net interest revenue	179.9	8.7	188.6	211.2	41.7	252.9	391.1	50.4	441.5
Provision for credit losses (4)	(260.7)	16.4	(244.3)	(186.6)	(39.9)	(226.5)	(447.3)	(23.5)	(470.8)

Net interest revenue, after credit provision	(80.8)	25.1	(55.7)	24.6	1.8	26.4	(56.2)	26.9	(29.3)

Other income
Rental income on operating leases	419.7	-	419.7	418.2	-	418.2	837.9	-	837.9
Other (5), (6)	330.6	8.9	339.5	132.2	19.2	151.4	462.8	28.1	490.9

Total other income	750.3	8.9	759.2	550.4	19.2	569.6	1,300.7	28.1	1,328.8

Other expenses
Depreciation on operating lease equipment	(179.0)	0.5	(178.5)	(173.5)	0.8	(172.7)	(352.5)	1.3	(351.2)
Operating expenses	(277.0)	(0.2)	(277.2)	(261.9)	0.7	(261.2)	(538.9)	0.5	(538.4)

Total other expenses	(456.0)	0.3	(455.7)	(435.4)	1.5	(433.9)	(891.4)	1.8	(889.6)

Income before provision for income taxes	213.5	34.3	247.8	139.6	22.5	162.1	353.1	56.8	409.9
Provision for income taxes (7)	(71.1)	(5.0)	(76.1)	(42.5)	(4.4)	(46.9)	(113.6)	(9.4)	(123.0)

Net income before attribution of noncontrolling interests	142.4	29.3	171.7	97.1	18.1	115.2	239.5	47.4	286.9
Net (income) loss attributable to noncontrolling interests, after tax	(0.3)	-	(0.3)	0.2	-	0.2	(0.1)	-	(0.1)

Net income	$142.1	$29.3	$171.4	$97.3	$18.1	$115.4	$239.4	$47.4	$286.8

Basic earnings per common share	$0.71	0.15	$0.86	$0.49	0.09	$0.58	$1.20	0.23	$1.43
Average number of common shares - basic (thousands)	200,075		200,075	200,040		200,040	200,057		200,057
Diluted earnings per common share	$0.71	0.14	$0.85	$0.49	0.09	$0.58	$1.19	0.24	$1.43
Average number of common shares - diluted (thousands)	200,644		200,644	200,076		200,076	200,359		200,359

(1)

As noted in the Company’s June 30, 2010 Form 10-Q, in the 2010 second quarter the Company corrected certain 2010 first quarter accretion-related errors associated with performing loans in the Corporate Finance and Transportation Finance segments. In connection with these revisions, $10.9 million of accretion income that had been incorrectly reported in the second quarter is now correctly reported in the first quarter. In addition, these revisions include corrections of certain other accretion- related errors identified in the quarter ended September 30, 2010, associated with an additional group of Corporate Finance segment loans for which accretion income had not been correctly recorded in the quarters ended March 31 and June 30, 2010.

(2)	Interest expense on long-term borrowings has been revised to correct the duplicative recognition of certain interest charges in the quarters ended March 31 and June 30, 2010.
(3)	Interest on deposits has been revised to remove amortization of capitalized broker deposit fees that should have been written off at December 31, 2009 in conjunction with the application of FSA.
(4)	The Provision for credit losses has been revised principally to correct the inappropriate utilization of approximately $35 million of non-accretable discount in the first quarter of 2010 to offset loan impairments that should have been charged to provision for credit losses in that quarter, as well as reverse approximately $10 million of impairment charges taken in the second quarter of 2010 that should not have been recognized after re-establishing the aforementioned non-accretable discount.
(5)	Other income has been revised upward in the first and second quarters of 2010 to record fees earned on a Vendor Finance liquidating portfolio that had been incorrectly deferred.
(6)	Other income has been increased in the first quarter of 2010, and decreased in the second quarter, to correct errors in the recording of gains on certain asset sales as well as gains associated with certain derivative financial instruments.
(7)	Provision for income taxes was increased as a result of recording these adjustments.

The impact of revising the Consolidated Balance Sheets is as follows:

CIT GROUP INC. AND SUBSIDIARIES
REVISED UNAUDITED CONSOLIDATED BALANCE SHEETS
(dollars in millions, except per share data)

	At June 30, 2010			At March 31, 2010			At December 31, 2009

	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Assets
Total cash and deposits	$10,666.4	$-	$10,666.4	$10,015.6	$-	$10,015.6	$9,825.9	$-	$9,825.9
Trading assets at fair value - derivatives	216.1	-	216.1	93.5	-	93.5	44.1	-	44.1
Assets held for sale	572.5	-	572.5	1,368.8	-	1,368.8	343.8	-	343.8
Loans (1)	28,883.2	46.3	28,929.5	32,025.7	31.1	32,056.8	34,865.8	13.3	34,879.1
Allowance for loan losses (2)	(337.8)	10.0	(327.8)	(180.8)	(6.3)	(187.1)	-	-	-

Total loans, net of allowance for loan
losses	28,545.4	56.3	28,601.7	31,844.9	24.8	31,869.7	34,865.8	13.3	34,879.1
Operating lease equipment, net	10,950.7	1.4	10,952.1	10,931.0	0.8	10,931.8	10,910.0	-	10,910.0
Goodwill and intangible assets, net (3)	407.9	15.7	423.6	440.9	15.7	456.6	464.5	15.7	480.2
Unsecured counterparty receivable	818.7	-	818.7	914.6	-	914.6	1,094.5	-	1,094.5
Other assets (4)	2,739.1	(25.1)	2,714.0	2,451.2	(28.9)	2,422.3	2,480.5	(29.0)	2,451.5

Total assets	$54,916.8	$48.3	$54,965.1	$58,060.5	$12.4	$58,072.9	$60,029.1	$-	$60,029.1

Liabilities
Deposits	$4,708.9	$-	$4,708.9	$4,853.6	$-	$4,853.6	$5,218.6	$-	$5,218.6
Trading liabilities at fair value -
derivatives	46.9	-	46.9	55.7	-	55.7	41.9	-	41.9
Credit balances of factoring clients	877.3	-	877.3	881.1	-	881.1	892.9	-	892.9
Other liabilities	2,373.3	0.9	2,374.2	2,372.0	(1.7)	2,370.3	2,211.3	-	2,211.3
Total long-term borrowings	38,276.5	-	38,276.5	41,369.1	-	41,369.1	43,263.0	-	43,263.0

Total liabilities	46,282.9	0.9	46,283.8	49,531.5	(1.7)	49,529.8	51,627.7	-	51,627.7

Equity
Stockholders' equity
Common stock	2.0	-	2.0	2.0	-	2.0	2.0	-	2.0
Paid-in capital	8,419.1	-	8,419.1	8,403.8	-	8,403.8	8,398.0	-	8,398.0
Accumulated earnings (5)	225.0	47.4	272.4	82.9	18.1	101.0	-	-	-
Accumulated other comprehensive
(loss) income	(9.7)	-	(9.7)	39.2	(4.0)	35.2	-	-	-
Treasury stock, at cost	(4.0)	-	(4.0)	(0.1)	-	(0.1)	-	-	-

Total common stockholders' equity	8,632.4	47.4	8,679.8	8,527.8	14.1	8,541.9	8,400.0	-	8,400.0
Noncontrolling interests	1.5	-	1.5	1.2	-	1.2	1.4	-	1.4

Total equity	8,633.9	47.4	8,681.3	8,529.0	14.1	8,543.1	8,401.4	-	8,401.4

Total liabilities and equity	$54,916.8	$48.3	$54,965.1	$58,060.5	$12.4	$58,072.9	$60,029.1	$-	$60,029.1

Book Value Per Common Share
Book value per common share	$43.11	$0.23	$43.34	$42.63	$0.07	$42.70	$41.99	$-	$41.99

Tangible book value per common share	$41.07	$0.16	$41.23	$40.43	$(0.01)	$40.42	$39.67	$(0.08)	$39.59

(1)	The outstanding loan balance has been revised principally to correct the understatement of accretion in the first and second quarters of 2010.
(2)

The allowance for loan losses has been revised to correct the inappropriate utilization of non-accretable discount in the first quarter of 2010, as discussed in footnote 4 to the previous table, revised Consolidated Statement of Operations.

(3)

Revisions to Goodwill correspond to a correction of an understatement of loans at fair value in FSA as well as a correction of erroneously capitalized broker deposit fees that should have been charged off at December 31, 2009. As stockholders’ equity was stated at fair value at December 31, 2009, as required by FSA, the net effect of the aforementioned corrections was an adjustment to Goodwill. These revisions to Goodwill include an additional $12 million correction as compared to the corrections described in the Company’s October 26, 2010 Earnings Release included in the Current Report on Form 8-K filed that same date.

(4)	Other assets decreased due to the write-off of fees.
(5)	Accumulated earnings increased due to the adjustment to net income in the first and second quarters.

There was no impact to the Company’s actual cash balances as a result of these adjustments, and the adjustments do not change the net cash flows from operating, investing, or financing activities.

III. Background and Analysis

In connection with CIT’s emergence from bankruptcy in the fourth quarter of 2009, new executives joined the Company beginning in February and continuing through the third quarter of 2010. This new executive management team included a new CEO, CFO, Controller, Chief Audit Executive, Chief Risk Officer, Chief Credit Officer, and Compliance lead. In the third quarter of 2010, the new management team expanded their review of the Company's application of ‘Day 1’ and ‘Day 2’ accounting requirements related to FSA to obtain a deeper understanding of significant accounting positions and practices. Included in this process was a review with each Segment’s President, CFO and Chief Credit Officer of all significant accounting matters, e.g., status of any reconciliation items, third party negotiations with potential financial statement impact, matters requiring judgment in GAAP interpretation and complex accounting structures. As a result of this review, certain errors were identified that should have been recorded in the first and second quarters of 2010.

The table below summarizes the errors identified and their applicability to the first and second quarters of 2010. Additional detail about each item is provided in Attachment B.

Out of Period Adjustments Summary (Under/ (Over) Statement, dollars in millions):

Income Statement Adjustments	FSA Related Adjustments				Other Adjustments
	Incorrect Accretion	Interest Expense	Provision	Other	Interest Expense	Other
Adjustments Q1 2010 (see Attachment B for Detail)
Corporate Finance EF Portfolio FSA
ALLL Provision			(35.0)
FSA Accretion	31.0		1.5	0.8
FAS 5			(6.4)

Other FSA
Vendor Finance Premium Recapture				11.0
Impact of 'by analogy' re-class identified in Q2	10.9
Loan IQ beginning balance - IA identified	(5.3)
Pre-paid broker fees		3.2
Consumer negative investment balance	1.8
Loan IQ over-accretion	(0.3)

Other, net
Bank line expense over-accrual					4.4
Hedge ineffectiveness						4.0
Corp Fin loan sale						2.0
Vendor Finance Europe loan sale						1.6
Error in opening balances upon adoption of ASC 810						(1.8)
Reversal of European prior period items to goodwill				0.1	0.1	(1.1)
Letter of Credit Fee line item reclass					(4.1)	4.1

	38.1	3.2	(39.9)	11.9	0.4	8.8

Total FSA Related Adjustments	13.3
Total Other Adjustments	9.2

Reported Q1 Pretax Income	139.6
Adjusted Q1 Pretax Income	162.1

Q1 Pretax Income Difference %	13.9%

Reported Q1 Net Income	97.3
Adjusted Q1 Net Income	115.4
Q1 Net Income Difference %	15.7%

(Cont.): Out of Period Adjustments Summary (Under/ (Over) Statement, dollars in millions)

Income Statement Adjustments	FSA Related Adjustments				Other Adjustments
	Incorrect Accretion	Interest Expense	Provision	Other	Interest Expense	Other
Adjustments Q2 2010 (see Attachment B for Detail)
Corporate Finance EF Portfolio FSA
ALLL Provision			10.0
FSA Accretion	25.1			2.9
FAS 5			6.4

Other FSA
Vendor Finance Premium Recapture				8.6
Impact of 'by analogy' re-class identified in Q2	(10.9)
Loan IQ beginning balance - IA identified	(4.2)
Pre-paid broker fees		3.6
Consumer negative investment balance	0.7
Loan IQ over accretion	(4.3)

Other, net
Bank line expense over accrual					4.1
Hedge ineffectiveness						(4.0)
Corp Fin loan sale						(2.0)
Vendor Finance Europe loan sale				(0.1)		(1.6)
Error in opening balances upon adoption of ASC 810
Reversal of European prior period items to goodwill
Letter of Credit Fee line item reclass					(5.4)	5.4

	6.4	3.6	16.4	11.4	(1.3)	(2.2)

Total FSA Related Adjustments	37.8
Total Other Adjustments	(3.5)

Reported Q2 Pretax Income	213.5
Adjusted Q2 Pretax Income	247.8

Q1 Pretax Income Difference %	13.8%

Reported Q2 Net Income	142.1
Adjusted Q2 Net Income	171.4

Q2 Net Income Difference %	17.1%

Income Statement Adjustments	FSA Related Adjustments				Other Adjustments
	Incorrect Accretion	Interest Expense	Provision	Other	Interest Expense	Other
Adjustments Q3 2010 (see Attachment B for Detail)
Corporate Finance EF Portfolio FSA
ALLL Provision			25.0
FSA Accretion	(56.1)		(1.5)	(3.7)
FAS 5

Other FSA
Vendor Finance Premium Recapture				(19.6)
Impact of 'by analogy' re-class identified in Q2
Loan IQ beginning balance - IA identified	9.5
Pre-paid broker fees		(6.8)
Consumer negative investment balance	(2.5)
Loan IQ over-accretion	4.6

Other, net
Bank line expense over-accrual					(8.5)
Hedge ineffectiveness
Corp Fin loan sale
Vendor Finance Europe loan sale
Error in opening balances upon adoption of ASC 810						1.8
Reversal of European prior period items to goodwill				(0.1)		1.1
Letter of Credit Fee line item reclass					9.5	(9.5)

	(44.5)	(6.8)	23.5	(23.4)	1.0	(6.6)

Total FSA Related Adjustments	(51.2)
Total Other Adjustments	(5.6)

Pro-Forma Q3 Pretax Income	252.4
Reported Q3 Pretax Income	195.6

Q3 Pretax Income Difference %	-29.0%

Pro-Forma Q3 Net Income (assumed 33% tax rate)	169.1
Reported Q3 Net Income	131.5

Q3 Net Income Difference %	-28.6%

(Cont.): Out of Period Adjustments Summary (Under/ (Over) Statement, dollars in millions)

Balance Sheet Adjustments
	Loans	Allowance	Goodwill	Other Assets	Acc. Earn.
CF Non Accretable Balance
Q4 2009	(6.0)		6.0
Q1 2010
Q2 2010

CF: Customer Loan 1
Q4 2009	5.0		(5.0)
Q1 2010
Q2 2010

CF: Customer Loan 2
Q4 2009	2.4		(2.4)
Q1 2010
Q2 2010

CF: Customer Loan 3
Q4 2009	4.1		(4.1)
Q1 2010
Q2 2010

Vendor Charge-offs
Q4 2009	(12.0)		12.0
Q1 2010
Q2 2010

Loan IQ Audit Adjustments
Q4 2009	19.8		(19.8)
Q1 2010
Q2 2010

Prepaid Broker Fees
Q4 2009			30.1	(30.1)
Q1 2010				3.1
Q2 2010

Other, net
Q4 2009			(1.1)	1.1
Q1 2010	17.8	(6.3)		(2.9)	18.1
Q2 2010	15.2	16.3		3.7	29.3

Totals
Q4 2009	13.3	-	15.7	(29.0)	-
Q1 2010	17.8	(6.3)	-	0.2	18.1
Q2 2010	15.2	16.3	-	3.7	29.3

IV. Basis for Conclusion - SAB 99 and SAB 108 Analysis

The Company’s policy, in accordance with SAB 99 and SAB 108, is to consider the quantitative and qualitative factors of each adjustment, and to assess whether each adjustment is material (separately and in the aggregate) to the financial statements taken as a whole. More specifically, the Company’s policy is to evaluate the impact of errors in relation to consolidated income/loss from continuing operations before income taxes and consolidated net income/loss. The Company’s initial quantitative measure of materiality is based off a 5% to 7% impact to key line items of the financial statements as well as the financial statements taken as a whole. From this baseline, management assesses other meaningful factors which are deemed relevant to the Company and its conclusion includes quantitative and qualitative factors, trend analysis, and consideration of who the users of CIT’s financial statements are and their focus. As discussed further below, management is also taking into consideration its understanding that investors are essentially looking through the impact of FSA and focusing on CIT’s balance sheet profile, including available cash, leverage and debt reduction, the Company’s liquidity plan and its ability to generate capital. Therefore, when we consider the impact of errors discussed in this memorandum, it is management’s opinion that the materiality threshold is higher than the 5% – 7% baseline noted above.

We considered the quantitative and qualitative assessments of the adjustments on both an individual basis and on an aggregate basis by financial statement line item. Based on this analysis, it is management’s opinion that the relative impact by account classification for the first and second quarters in 2010 is not material to the Company’s financial statements as a whole. This opinion is based on the understanding, developed in relation to inquiries being received by the Company’s investor relations group, that investors are less concerned about the reported pre-tax or net income of the Company, which is driven by the impact of fresh start accounting accretion and amortization (e.g., without FSA the Company would have recorded a loss in each of the first three quarters of 2010), and are more focused on the balance sheet strength, forward liquidity position and strategic direction of the Company. Based on review of several analyst reports published on the Company during the third quarter of 2010, none determine a target stock price based on the earnings of the Company; rather they determine the stock price as a multiple (typically between 0.9x and 1.1x) of tangible book value (management reviewed the Q3 analyst reports, because they represented the most current information available at the time of this analysis, and because analyst coverage following the Company’s emergence from bankruptcy had been very limited prior to the third quarter). See Attachment C for a summary of recent analyst comments.

Quantification of Adjustments –

Our consideration of the key impact on the income statement, balance sheet, statement of cash flows and related notes and disclosures is outlined below:

  First Quarter 2010 – The impact of the adjustments on the Company’s first quarter pretax income is an increase of $22.5 million, or approximately 13.9% of adjusted pretax earnings.

  Second Quarter 2010 – The impact of the adjustments on the Company’s second quarter pretax income is an increase of $34.3 million, or approximately 13.8% of adjusted pretax earnings.

  Third Quarter 2010 – The impact of the adjustments on the Company’s third quarter pretax income, had the errors noted all been recorded in the third quarter, would have been an increase of $56.8 million, or 29.0% of adjusted pretax earnings.

Had the adjustments noted all been posted in the third quarter, there are eight line items that would have had a difference of greater than 7% as adjusted: ‘Interest on deposits’ would have been 26.9% lower, ‘Net interest revenue’ would have been 60.4% higher, ‘Provision for credit losses’ would have been 14.2% higher, ‘Net interest revenue, after credit provision’ would have been 32.9% higher, ‘Other income’ would have been 10.4% higher, ‘Total revenue, net of interest expense and credit provision’ would have been 9.4% higher, pretax income would have been 29.0% higher, and net income would have been 29% higher.

As noted above, management determined that the impact of this potential adjustment on the third quarter would have been too significant had the errors all been corrected in that period; hence all adjustments have been revised in the appropriate prior periods (1st and 2nd quarters of 2010). As a result of these revisions, there are no out of period adjustments reflected in the Company’s third quarter reported results. Attachment A illustrates the effects that correcting the errors in Q3 would have had on the Q3 financial statements, had management not determined to revise the amounts reported in Q1 and Q2.

Year-end 2009 – As outlined in the ‘Consolidated Balance Sheet’ and ‘Balance Sheet Adjustments’ tables in Section II above, the impact arising from these adjustments to the Company’s year-end 2009 balance sheet was limited to:

  Total loans, net of allowance: 0.04% increase.

  Goodwill and intangible assets: 3.3% increase.

  Other assets: 1.2% decrease.

Given the limited impact noted above, management has determined that the adjustments are immaterial to the Company’s December 31, 2009 balance sheet.

Impact of Amounts Posted Relating to the First and Second Quarters of 2010 –

Management’s analysis of the quantitative impact of the adjustments posted in the first and second quarter, expressed as a percent change to the revised balance of each Income Statement line item, is summarized in the first table below. The second table below provides the impact on ‘Total net revenue’, a non-GAAP financial measure.

Impact on the Income Statement

Consolidated Statements of Operation (Unaudited) (dollars in millions)

	Quarters Ended								Six Months Ended

	June 30,				March 31, 2010				June 30, 2010
	2010

	As		As		As		As		As		As
Interest income	Reported	Adj.	Revised		Reported	Adj.	Revised		Reported	Adj.	Revised
Interest and fees on loans	$987.2	$6.4	$993.6	0.6%	$1,043.5	$38.1	$1,081.6	3.5%	$2,030.7	$44.5	$2,075.2	2.1%
Interest and dividends on investments	6.3	-	6.3	-	5.5	-	5.5	-	11.8	-	11.8	-

Interest income	993.5	6.4	999.9	0.6%	1,049.0	38.1	1,087.1	3.5%	2,042.5	44.5	2,087.0	2.1%

Interest expense
Interest on long-term borrowings	(784.7)	(1.3)	(786.0)	0.2%	(807.7)	0.4	(807.3)	0.0%	(1,592.4)	(0.9)	(1,593.3)	0.1%
Interest on deposits	(28.9)	3.6	(25.3)	-14.2%	(30.1)	3.2	(26.9)	-11.9%	(59.0)	6.8	(52.2)	-13.0%

Interest expense	(813.6)	2.3	(811.3)	-0.3%	(837.8)	3.6	(834.2)	-0.4%	(1,651.4)	5.9	(1,645.5)	-0.4%

Net interest revenue	179.9	8.7	188.6	4.6%	211.2	41.7	252.9	16.5%	391.1	50.4	441.5	11.4%
Provision for credit losses	(260.7)	16.4	(244.3)	-6.7%	(186.6)	(39.9)	(226.5)	17.6%	(447.3)	(23.5)	(470.8)	5.0%

Net interest revenue, after credit provision	(80.8)	25.1	(55.7)	-45.1%	24.6	1.8	26.4	6.9%	(56.2)	26.9	(29.3)	-91.9%

Other income
Rental income on operating leases	419.7	-	419.7	-	418.2	-	418.2	-	837.9	-	837.9	-
Other	330.6	8.9	339.5	2.6%	132.2	19.2	151.4	12.7%	462.8	28.1	490.9	5.7%

Total other income	750.3	8.9	759.2	1.2%	550.4	19.2	569.6	3.4%	1,300.7	28.1	1,328.8	2.1%

Total revenue, net of interest expense and
credit provision	669.5	34.0	703.5	4.8%	575.0	21.0	596.0	3.5%	1,244.5	55.0	1,299.5	4.2%

Other expenses
Depreciation on operating lease equipment	(179.0)	0.5	(178.5)	-0.3%	(173.5)	0.8	(172.7)	-0.5%	(352.5)	1.3	(351.2)	-0.4%
Operating expenses	(277.0)	(0.2)	(277.2)	0.1%	(261.9)	0.7	(261.2)	-0.3%	(538.9)	0.5	(538.4)	-0.1%

Total other expenses	(456.0)	0.3	(455.7)	-0.1%	(435.4)	1.5	(433.9)	-0.3%	(891.4)	1.8	(889.6)	-0.2%

Income before provision for income taxes	213.5	34.3	247.8	13.8%	139.6	22.5	162.1	13.9%	353.1	56.8	409.9	13.9%
Provision for income taxes	(71.1)	(5.0)	(76.1)	6.6%	(42.5)	(4.4)	(46.9)	9.4%	(113.6)	(9.4)	(123.0)	7.6%

Net income before attribution of noncontrolling
interests	142.4	29.3	171.7	17.1%	97.1	18.1	115.2	15.7%	239.5	47.4	286.9	16.5%
Net (income) loss attributable to noncontrolling
interests, after tax	(0.3)	-	(0.3)	-	0.2	-	0.2	-	(0.1)	-	(0.1)	-

Net income	$142.1	$29.3	$171.4	17.1%	$97.3	$18.1	$115.4	15.7%	$239.4	$47.4	$286.8	16.5%

Impact on Total Net Revenues (A Non-GAAP Financial Measure)

	Quarter Ended June 30, 2010				Quarter Ended March 31, 2010				Six Months Ended June 30, 2010

	As Reported	Adjustments	As Revised		As Reported	Adjustments	As Revised		As Reported	Adjustments	As Revised
Total net revenues
Interest income	$993.5	$6.4	$999.9	0.6%	$1,049.0	$38.1	$1,087.1	3.5%	$2,042.5	$44.5	$2,087.0	2.1%
Rental income on operating leases	419.7	-	419.7	0.0%	418.2	-	418.2	0.0%	837.9	-	837.9	0.0%

Finance revenue	1,413.2	6.4	1,419.6	0.5%	1,467.2	38.1	1,505.3	2.5%	2,880.4	44.5	2,924.9	1.5%
Interest expense	(813.6)	2.3	(811.3)	-0.3%	(837.8)	3.6	(834.2)	-0.4%	(1,651.4)	5.9	(1,645.5)	-0.4%
Depreciation on operating lease equipment	(179.0)	0.5	(178.5)	-0.3%	(173.5)	0.8	(172.7)	-0.5%	(352.5)	1.3	(351.2)	-0.4%

Net finance revenue	420.6	9.2	429.8	2.1%	455.9	42.5	498.4	8.5%	876.5	51.7	928.2	5.6%
Other income	330.6	8.9	339.5	2.6%	132.2	19.2	151.4	12.7%	462.8	28.1	490.9	5.7%

Total net revenues	$751.2	$18.1	$769.3	2.4%	$588.1	$61.7	$649.8	9.5%	$1,339.3	$79.8	$1,419.1	5.6%

First Quarter – In the first quarter there are six line items that have a difference of greater than 7% as adjusted: ‘Interest on deposits’ is 11.9% lower, ‘Net interest revenue’ is 16.5% greater, ‘Provision for credit losses’ is 17.6% greater, ‘Other income’ is 12.7% greater, ‘Income before provision for income taxes’ is 13.9% greater, and Net income was increased by 15.7%. The ‘Net interest revenue’ amount is a relatively small net number compared to ‘Total revenue, net of interest expense and credit provision’, because it includes the interest expense related to operating lease equipment, but not the revenue and depreciation expense associated with the operating lease equipment, thus we believe that a more appropriate review is of the non-GAAP disclosure for ‘Total net revenues’, which is approximately 9.5%. Also see qualitative assessment below for discussion of management’s consideration regarding the potential impact of these items on the Company’s financial statement users. See discussion on Balance Sheet and Statement of Cash Flows below.

Second Quarter – In the second quarter, the ‘Interest on deposits’ and ‘Net interest revenue, after credit provision’ line items have a difference of more than 7%, reflecting a decrease of 14.2% and 45.1% respectively. However, commensurate with the consideration noted above, the non-GAAP total net revenue measure is only 2.4% higher as adjusted. ‘Income before provision for income taxes’ and ‘Net income’ are also higher by 13.8% and 17.1% respectively as adjusted. See qualitative assessment below for discussion of management’s consideration regarding the potential impact of these items on the Company’s financial statement users. See discussion on Balance Sheet and Statement of Cash Flows below.

Balance Sheet – From a balance sheet perspective, the impact on gross loans in each of the first and second quarters of 2010 is immaterial at 0.10% and 0.16% respectively, and the balance sheet is correctly stated at the end of the third quarter. The balance in the allowance for loan losses was understated in the first quarter by 3.4% and was overstated by 3.0% at the end of the second quarter. The impact on equity is 0.16% understatement in the first quarter, a 0.55% understatement in the second quarter, and is correct at the end of the third quarter. There was no impact on cash, restricted cash or debt. The balance sheet is correct at the end of the third quarter.

Statement of Cash Flows – the adjustments posted do not impact actual cash balances and do not change the net cash flows from operating, financing or investing activities, nor do they have a material impact to individual line items.

Users of CIT’s financial Statements and User Focus – Management of the Company believes that users of these financial statements are primarily focused on CIT’s balance sheet profile, including available cash, leverage and reduction of ’high cost’ debt, the Company’s liquidity plan and ability to generate capital upon which to build CIT’s earning asset base. In this regard, we note that the adjustments have only a minimal impact on the Company’s net loan balance, cash balances, cash flows and capital adequacy ratios. Significant focus areas for investors are liquidity, cash, reduction of debt and return to profitability. The misstatements had no impact on liquidity, cash flow or debt.

Company management believes it is unlikely that a reasonable person relying on the financial statements would have been influenced by the inclusion or correction of the out of period misstatements because virtually all analysts are basing their target price on tangible book value, rather than price earnings multiples (See Attachment C which summarizes 2010 analyst remarks) 1. Most analysts are calculating their price target as a range of between 0.9x and 1.1x tangible book value. As noted in the Revised Unaudited Consolidated Balance Sheets table presented in Section II above, the impact of the misstatement to the Company’s tangible book value per share is as follows:

Tangible Book Value Per Common Share Summary –

	As Reported	As Revised	% Change

At December 31, 2009	39.67	39.59	(0.20)%

At March 31, 2010	40.43	40.42	0.02%

At June 30, 2010	41.07	41.23	0.39%

Management has reviewed these changes and has concluded that they do not represent a significant impact to the tangible book value of the Company.

Analysts note that the earnings of the company in 2010 are heavily influenced by the impact of FSA and, in fact, the company would have incurred a loss in all periods presented if not for the effect of FSA. If the FSA impact to the Income Statement was excluded from the results of the Company for the first three quarters of 2010 the pre-tax earnings would have been reduced by $459 million, $414 million and $266 million for the first, second and third quarters, respectively, which would have resulted in pretax losses of $297 million, $166 million and $70 million, respectively. None of the analysts who have calculated a targeted stock price for the Company have based their determination on the earnings of the Company. It should be noted that most analyst discussions on the Income Statement of the Company focus on the timing of a return to core profitability (i.e., exclusive of the Income Statement benefits provided by FSA). Most analysts predict a “return to profitability” no earlier than the second half of 2011 (thus resulting in a reduced influence of the 2010 Income Statement on investors).

Impact on Pre-tax Earnings ($s in millions)

Period	Reported		Adjusted
Q1	$139.6		$162.1
Q2	213.5		247.8
Q3	252.4	(1)	195.6

Note (1): This analysis assumes that the first and second quarter out of period adjustments are recorded in the third quarter. It should be noted that after performing this analysis, management determined that the first and second quarter out of period adjustments should not be corrected in the third quarter.

Impact on Earnings Per Share – As can be seen in ‘Impact on Key Line Item Trends’ table below, the impact of the adjustments on the Company’s EPS is an increase of $0.09 per share in the first quarter, and an increase of $0.14 per share in the second quarter; however, the percent change quarter-over-quarter is essentially unchanged by the adjustments, as on as reported and revised basis, the increase is 45% and 47%, respectively.

1Only one analyst report made reference to their analysis being based on tangible book value (see TBV discussion above) ‘plus the net accretion of discounts on assets and liabilities discounted for time and projected losses’.

Capital Ratios – were not significantly impacted by the misstatements, the capital ratios (tier 1 capital ratio and total capital ratio, respectively) are noted below on an ‘as reported’ and ‘as revised’ basis. In all instances the capital ratios are significantly higher than the agreement that the Company has with its regulators (13%) and the ‘as revised’ ratios for the first and second quarters are marginally higher than what was reported.

CIT Risk Based Capital Revision Summary –

Ratios	December 31, 2009		March 31, 2010		June 30, 2010
	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised
Tier 1	14.4%	14.4%	15.7%	15.7%	17.4%	17.5%
Total Capital	14.4%	14.4%	16.1%	16.1%	18.2%	18.2%
Tier 1 Leverage	11.3%	11.3%	13.7%	13.7%	14.6%	14.7%

Trend analysis – As part of our quantitative assessment, management performed an analysis of the impact the out-of-period adjustments have on CIT's earnings trend.

Impact on Key Line Item Trends

Consolidated Statements of Operation (Unaudited) (dollars in millions - except per share data)

Trend Analysis Adjustments Q1 2010	As Reported			As Revised

			% Change			% Change
	Q1'10	Q2'10	Q1 vs. Q2	Q1'10	Q2'10	Q1 vs.Q2
Interest income
Interest and fees on loans	$1,043.5	$987.2	-5.4%	$1,081.6	$993.6	-8.1%
Interest and dividends on investments	5.5	6.3	14.5%	5.5	6.3	14.5%

Interest income	1,049.0	993.5	-5.3%	1,087.1	999.9	-8.0%

Interest expense
Interest on long-term borrowings	(807.7)	(784.7)	-2.8%	(807.3)	(786.0)	-2.6%
Interest on deposits	(30.1)	(28.9)	-4.0%	(26.9)	(25.3)	-5.9%

Interest expense	(837.8)	(813.6)	-2.9%	(834.2)	(811.3)	-2.7%

Net interest revenue	211.2	179.9	-14.8%	252.9	188.6	-25.4%
Provision for credit losses	(186.6)	(260.7)	39.7%	(226.5)	(244.3)	7.9%

Net interest revenue, after credit provision	24.6	(80.8)	-428.5%	26.4	(55.7)	-310.9%

Other income
Rental income on operating leases	418.2	419.7	0.4%	418.2	419.7	0.4%
Other	132.2	330.6	150.1%	151.4	339.5	124.2%

Total other income	550.4	750.3	36.3%	569.6	759.2	33.3%

Total revenue, net of interest expense and
credit provision	575.0	669.5	16.4%	596.0	703.5	18.0%

Other expenses
Depreciation on operating lease equipment	(173.5)	(179.0)	3.2%	(172.7)	(178.5)	3.4%
Operating expenses	(261.9)	(277.0)	5.8%	(261.2)	(277.2)	6.1%

Total other expenses	(435.4)	(456.0)	4.7%	(433.9)	(455.7)	5.0%

Income from continuing operations before
provision for income taxes	139.6	213.5	52.9%	162.1	247.8	52.9%
Provision for income taxes	(42.5)	(71.1)	67.3%	(46.9)	(76.1)	62.3%

Net income before attribution of noncontrolling
interests	97.1	142.4	47%	115.2	171.7	49%
Net (income) loss attributable to noncontrolling
interests, after tax	0.2	(0.3)	-250.0%	0.2	(0.3)	-250.0%

Net Income	$97.3	$142.1	46.0%	$115.4	$171.4	48.5%

Diluted Earnings per Share	$0.49	$0.71	44.9%	$0.58	$0.85	46.6%

As outlined in the table above, management notes the following:

  There are no line items in the Income Statements where there is a change in trends between the first and second quarters on an ‘as revised’ compared to ‘as reported’ basis.

  The errors do not mask a change in revenue trends, as can be seen in Impact on Key Line Item Trends table above, the impact of the adjustments on the Company’s first quarter over second quarter pretax income is an increase of 52.9% on a reported basis, and an increase of 52.9% on a revised basis.

  The inclusion of the noted errors does not change income available to common shareholders into a loss or a loss into income in any of the quarters impacted by the errors.

  Other than certain immaterial misstatements within Assets as of December 31, 2009 (an increase to loans of $13.3 million, and increase to goodwill of $15.7 million and a decrease in other assets), the errors had no other impact to the financial statements at December 31, 2009.

  The impact of the adjustments on the Company’s first quarter over second quarter net income is an increase of 46.0% on a reported basis, and an increase of 48.5% on a revised basis.

  The impact of the adjustments on the Company’s first quarter over second quarter Diluted Earnings per Share is an increase of 44.9% on a reported basis, and an increase of 46.6% on a revised basis.

Segment Analysis – See Attachment D for analysis of impact of errors on the results of each of the Company’s reporting segments. On a pretax basis, there were no segments where the adjustments resulted in a change in the trends for the first and second quarters or where the adjustments resulted in a change from a loss to income (or vice versa).

Qualitative Assessment – In accordance with SEC guidance (SAB 99), in addition to our quantitative assessment, management also considered the following qualitative factors in concluding that the amount of misstatement was not material to our financial statements:

  In post emergence from bankruptcy, the areas of focus by investors are primarily liquidity and funding strategy, return to profitability (exclusive of the benefits of FSA) and capital ratios. This view is supported by CIT’s investor relations group based upon the inquiries they have been receiving from investors and analysts and by the analyst reports issued on the Company in 2010.

  While the misstatements increase the level of profitability the Company would have recorded in the first and second quarters, they do not cause net income to be a loss, or vice versa on a consolidated basis.

  As noted above, the misstatements do not mask a change in earnings trends and do not hide a failure to meet analysts' consensus expectations for the Company (rather they had the effect of understating income in the first and second quarters).

  The adjustments have no impact on the Company’s liquidity position, and only a minimal (positive) impact on capital ratios, hence, management believes that it is unlikely that a reasonable person relying on the financial statements would have been influenced by the correction of the misstatements noted.

  In researching the errors, finance management interviewed many members of the finance team and concluded that, although errors occurred, the underlying cause was not an intentional effort to override the control structure to commit fraud or misstate the financial statements.

  The items do not impact compliance with any debt covenants or other contractual or regulatory requirements.

  These adjustments do not impact the Company’s cash balances or ability to pay down debt

  A number of these items relate to intra-period allocations within the first two quarters of 2010, and will have all been corrected prior to publication of the Company’s full fiscal year results.

  Considering the nature of the accounts involved in the misstatements, management is able to determine the error with a certain level of precision. The Company will provide the financial statement reader with that appropriate level of accuracy.

  The misstatements have not had the effect of increasing management’s compensation, for example by satisfying requirements for the award of bonuses or other forms of incentive compensation.

  The misstatements do impact segments that have been identified as playing a significant role in the registrant's operations or profitability; however, on a pretax basis, there were no segments where the adjustments resulted in a change in the trends for the first and second quarters or where the adjustments resulted in a change from a loss to income (or vice versa).

Internal Control Considerations – In addition to evaluating the financial statement impact of the errors noted in the SAB 99 materiality analysis, the Company’s new executive management team has also implemented several additional processes and entity level controls to strengthen the existing systems and controls surrounding the FSA calculations. We believe that these enhancements to our internal controls over financial reporting will enable us to detect earlier or prevent these types of errors from occurring in the future. See separate memorandum on management’s assessment of internal controls for additional information.

V. Conclusion

Based upon the analysis performed, management has concluded that the adjustments are individually and in the aggregate immaterial to the consolidated financial statements, as of and for the periods March 31 and June 30, 2010, or to any of the preceding periods as reported. However, the correcting errors, if recorded in the third quarter, would be material to the third quarter financial results and thus CIT will ‘revise’ in the third quarter Form 10-Q filing; the financial results for the first and second quarters.

The facts described in this memo, and management’s materiality assessment, were discussed in the Audit Committee meeting on October 18, 2010 and confirmed with the Audit Committee in conjunction with the filing of the September 2010 Form 10-Q.

Attachment A

Comparison of Financial Data as Originally Reported and as Revised September 2010: Under/ (Over) Statement
(Unaudited) (dollars in millions)

	Quarter Ended				Nine Months Ended
	September 30,				September 30,
	2010				2010

	Pro Forma
Interest income	Adj (1)		Reported		Ledger	Adj.	Revised
Interest and fees on loans	$854.0	$(44.5)	$809.5	-5.5%	$2,884.7	$-	$2,884.7	0.0%
Interest and dividends on investments	6.2	-	6.2	0.0%	18.0	-	18.0	0.0%

Interest income	860.2	(44.5)	815.7	-5.5%	2,902.7	-	2,902.7	0.0%

Interest expense
Interest on long-term borrowings	(707.8)	0.9	(706.9)	-0.1%	(2,300.2)	-	(2,300.2)	0.0%
Interest on deposits	(18.5)	(6.8)	(25.3)	26.9%	(77.5)	-	(77.5)	0.0%

Interest expense	(726.3)	(5.9)	(732.2)	0.8%	(2,377.7)	-	(2,377.7)	0.0%

Net interest revenue	133.9	(50.4)	83.5	-60.4%	525.0	-	525.0	0.0%
Provision for credit losses	(188.7)	23.5	(165.2)	-14.2%	(636.0)	-	(636.0)	0.0%

Net interest revenue, after credit provision	(54.8)	(26.9)	(81.7)	32.9%	(111.0)	-	(111.0)	0.0%

Other income
Rental income on operating leases	398.4	-	398.4	0.0%	1,236.3	-	1,236.3	0.0%
Other	297.5	(28.1)	269.4	-10.4%	760.3	-	760.3	0.0%

Total other income	695.9	(28.1)	667.8	-4.2%	1,996.6	-	1,996.6	0.0%

Total revenue, net of interest
expense and credit provision	641.1	(55.0)	586.1	-9.4%	1,885.6	-	1,885.6	0.0%

Other expenses
Depreciation on operating lease
equipment	(160.4)	(1.3)	(161.7)	0.8%	(512.9)	-	(512.9)	0.0%
Operating expenses	(228.3)	(0.5)	(228.8)	0.2%	(767.2)	-	(767.2)	0.0%

Total other expenses	(388.7)	(1.8)	(390.5)	0.5%	(1,280.1)	-	(1,280.1)	0.0%

Income before provision for income taxes	$252.4	$(56.8)	$195.6	-29.0%	$605.5	$-	$605.5	0.0%

(1) Adjustments shown in Table above pro-forma to indicate what impact would have been if all adjustments made in Q3.

Attachment B

Detail relating to the individual items identified that should have been recorded in the first and second quarters of 2010 which require correction. All identified out of period adjustments are being posted and the Company’s first and second quarter financial performance revised as noted in accompanying memorandum.

Corporate Finance EF Portfolio FSA

  Provision – Correction of the provision for credit losses for $35 million for the March quarter to record credit losses previously not recognized in Q1 2010 because it was incorrectly determined there was a nonaccretable discount established in FSA for the related loans. In connection with this adjustment, the Company re-established the accretable discount, and included the appropriate accretion in revenue in Q1 and Q2, offset by Adjustment to Allowance for Loan and Lease Losses (‘ALLL’) for the Accretion item noted below.

  Accretion First and Second Quarter 2010 – Accretable FSA marks on the Corporate Finance EF portfolio were incorrectly suspended in the first and second quarters [*]. An adjustment was made to record this incorrectly suspended income accretion in the first and second quarters of 2010 in the amounts of $33.3 million and $28.0 million, respectively.

  Adjustment to ALLL for Accretion – Related to Accretion item above, adjustment which would have been recorded through the Company’s ALLL process to reflect the establishment of provision against accretion income in accordance with CIT policy in the first quarter of 2010. Adjustment reflected in the first quarter to increase the provision expense and allowance for credit losses of $6.4 million.

  Qualitative Provision – A $10 million qualitative provision was recorded in the second quarter of 2010 which would not have been assessed had the original discount assigned to the Corporate Finance EF portfolio not been misapplied as noted in the ‘Provision’ item above as the net book value of these assets would have reflected a lower amount.

Other FSA

  Vendor Finance Premium Recapture – Fees received on a Vendor liquidating portfolio which should have been recognized in income immediately, were incorrectly deferred. Fees of $11.0 million were deferred during the first quarter, consistent with the accounting treatment on the underlying business prior to FSA, and not reflecting changes in the liquidating portfolio. Fees of $8.6 million were deferred related to this liquidating portfolio in the second quarter due to misapplication of accounting rules.

*	Confidential treatment has been requested and the redacted material has been filed separately with the Securities and Exchange Commission.

  Q2 2010 ‘By Analogy’ Re-class – Upon implementation of fresh start accounting, the Company assigned nonaccretable discount to both non-accrual loans and certain higher risk performing accounts. The new executive management team determined in the second quarter of 2010 that the decision to account for these higher risk performing loans under SOP 03-3 in the Corporate Finance and Transportation Finance Segments (i.e., those segments where loans were evaluated on an individual rather than pool basis), was in error and the accretion on those loans formerly accounted under SOP 03-3 ‘by analogy’ in the aforementioned segments should have been accounted for on a level yield basis. Detail relating to this re-class was documented in a June 30, 2010 memorandum entitled ‘Out of Period Adjustment: Accounting for Loans Treated as SOP 03-3 by Analogy’. In the second quarter, management originally assessed the impact of this error and concluded it was immaterial to the first and second quarters, and as such corrected the accretion in the second quarter. However, pursuant to the Company’s third quarter decision to revise the first and second quarter financial statements, adjustments were posted in the third quarter to reflect the accretion of $10.9 million from the second quarter to the first quarter of 2010.

  Loan IQ Related Over-accretion – Error relating to correction of loan attributes within FSA database: upon initial set-up, certain contracts were set up in the FSA database with estimated attributes (i.e., maturity date), upon correction, it was determined that the amount of FSA accretion overstatement in the first quarter was $270 thousand and the amount of overstatement in the second quarter was $4.3 million.

  Internal Audit Identified Adjustment – As noted in June 2010 ‘Fresh Start Accounting’ Internal Audit Report, incorrect maturity date information was used to calculate amortization for Loan IQ deals in the roll forward period between November 30, 2009 and December 31, 2009. This resulted in a $19.8 million understatement of the amortization calculated for the roll-forward period between November 30 and December 31, 2009 and a corresponding overstatement of the year-end fair value marks. Prior management originally had passed on adjusting this amount, which caused subsequent FSA accretion to be higher than it would have otherwise been, but given the Company’s third quarter decision to revise the first and second quarter financial statements, adjustments were posted to reflect the adjustment to December 31, 2009 goodwill balance ($19.8 million reduction in goodwill) and to reverse the resulting accretion of this amount in the first and second quarters of 2010 of $5.3 million and $4.2 million, respectively.

  Prepaid Broker Fees – Prepaid fees relating to brokered deposits which should have been, but were not, written off in FSA at the CIT parent company level (they were eliminated from CIT Bank’s books but retained at the parent). This was originally identified in the first quarter, and included in the Company’s Schedule of Unadjusted Differences in the first quarter of 2010. In the first and second quarter of 2010, management had elected to begin amortizing this amount through the P&L. Pursuant to the Company’s decision to revise the first and second quarter financial statements, adjustments were posted in the third quarter to eliminate the $30.1 million dollar Prepaid balance existing at December 31, 2009, with an offset to goodwill created in the FSA process as should have been reflected in the original FSA accounting. Additionally, the amounts amortized to P&L in the first and second quarters of 2010 ($3.2 million and $3.6 million respectively) were reversed in connection with this revision.

  Consumer Finance Nonaccretable Discount – Amount relates to payments received on accounts that had a negative outstanding balance and that therefore should have been recognized as income when received. The adjustments made to the first and second quarter were debits to nonaccretable discount (‘Fin Rec –FSA’) and credits to ‘Interest income’ in the amounts of $1.8 million in the first quarter of 2010, and $700 thousand in the second quarter of 2010.

Other

  Bank Line Expense Accrual First and Second Quarter 2010 – An over-accrual related to utilization and commitment fees on a letter of credit provided to CIT. Expense was being accrued by the Company’s accounting shared services department; however, payments that were being directly charged to bank account were also being expensed when incurred by CIT’s treasury group. This ‘double counting’ resulted in an overstatement of other revenue by $4.4 million and $4.1 million, respectively, in the first and second quarters. This item was self-identified through a control process established by the Company’s accounting shared services department. A related non-P&L adjustment was also made to revise Letter of Credit fees from Non-spread Revenue to Interest Expense with no net impact to the P&L, line item reclassification only.

  Hedge Ineffectiveness – In the second quarter of 2010, it was discovered that gains relating to two derivative instruments that had lost hedge accounting treatment in December 2009 were incorrectly recorded through the currency translation adjustments account (a component of Accumulated Other Comprehensive Income / (Loss) in the Consolidated Statement of Stockholders’ Equity) in the first quarter of 2010 instead of through the P&L. This was originally identified on the Company’s Schedule of Unadjusted Differences in the second quarter of 2010. Pursuant to the Company’s decision to revise the first and second quarter financial statements, adjustments were posted in the third quarter to revise gains of $4.0 million from the second quarter to the first quarter of 2010.

  Corporate Finance Loan Sales – Final reconciliation of first quarter 2010 gain-on-sale calculations resulted in additional net gain that was reflected in the second quarter of 2010. This was originally identified on the Company’s Schedule of Unadjusted Differences in the first quarter of 2010. Pursuant to the Company’s decision to revise the first and second quarter financial statements, adjustments were posted in the third quarter to revise gains of $2.0 million from the second quarter to the first quarter of 2010.

  Vendor Finance Europe Loan Sale – Final reconciliation of first quarter 2010 gain-on-sale calculations related to the European sale of receivable assets resulted in additional net gain that was reflected in the second quarter of 2010. This was originally identified on the Company’s Schedule of Unadjusted Differences in the first quarter of 2010. Pursuant to the Company’s decision to revise the first and second quarter financial statements, adjustments were posted in the third quarter to revise gains of $1.6 million from the second quarter to the first quarter of 2010.

  Correction of FASB ASC 810-10 Opening Balance Error (SBL) – Upon re-recognition of formerly off-balance sheet securitization vehicle in connection with adoption of FASB ASC 810- 10, certain receivable amounts were overstated by $1.8 million. Total first quarter adjustment booked was a $1.8 million debit to ‘Other income’ and credit to ‘Accrued interest and dividends’.

  Vendor Finance Europe – Miscellaneous items identified through reconciliation process. Related to predecessor CIT (i.e., before December 31, 2009), $1.1 million reduction of income related to the first quarter of 2010 and adjustment to reduce goodwill.

Goodwill

  Corporate Finance: Nonaccretable Debit Balances – write down of nonaccretable debit FSA valuations deemed uncollectible. Adjustment which should have been recorded to goodwill as of December 31, 2009, was recorded with a debit to goodwill and a credit to nonaccretable discount (‘Fin Rec –FSA’) of $6.0 million.

  Corporate Finance: Customer Loan 1 – In the third quarter of 2010, an adjustment relating to 2007 was identified on this transaction, the correction of which would have resulted in the recognition of approximately $2.6 million of interest income. The error occurred during 2007, while CIT was the agent on the transaction on the letter of credit portion of the facility. Although the monitoring and payments were correctly made, the receivable platform had an incorrect rate 8.57% vs. 3.4%, resulting in higher negative interest accruals (i.e., higher interest payable). Since this balance should have been cleared in FSA accounting, the correcting entry is a $2.4 million credit to goodwill.

  Corporate Finance: Customer Loan 2 – Original application of FSA valuation mark to this asset, essentially an unfunded commitment, was incorrect. Adjustment should have been recorded to goodwill. A $5.0 million credit adjustment to the Q4 2009 goodwill balance was booked in the third quarter and the nonaccretable discount was eliminated with a corresponding debit.

  Corporate Finance: Customer Loan 3 – The FSA marks were established at November 30, 2009 and subsequently rolled forward to December 31, 2009. However, although this account substantially pre-paid in December 2009, the appropriate adjustment to the associated mark was not made. This resulted in the allocation of nonaccretable discount greater than the outstanding balance of the loan, leading to a net credit receivable position on a nonaccrual loan. Discovered in the third quarter, an adjustment has been made to eliminate credit balance outstanding at December 31, 2009 against goodwill with a $4.1 million credit adjustment.

  Vendor Finance Consumer Portfolio Charge offs – A third quarter business review with representatives of a third party servicer in relation to CIT owned accounts, noted that certain modification activity performed by the servicer was not in line with CIT policy relating to the charge off of nonaccrual accounts. A joint review by Credit Risk Management and Finance has concluded that at year-end 2009, loan balances of $12.0 million should have been charged off in accordance with CIT policy. In the third quarter of 2010, adjustments which should have been recorded to goodwill as of December 31, 2009, were recorded with a $12.0 million debit to goodwill and the elimination of the corresponding loan balances.

Attachment C

Excerpts from recent analyst reports. Note that all price targets calculated as a multiple of Book Value per share and not as a price to earnings (P/E) ratio.

Analyst 1 - 9/1/10

  “$46 target based on ~1x estimated 2011 TBV

  “Trading at less than 0.9x TBV of $41/share, the stock is, in our opinion, a solid value given the extensive mark process, expected BV accretion, and improving margins”

  “we now believe that CIT has one of the industry’s “cleanest” book values, which serves as a strong basis for valuation”

  “Our $46 price target is based on ~1x estimated 2011 year-end tangible book value”.

  “we find that an earnings-based valuation approach to CIT is more difficult due to the noise from fresh start accounting and the ongoing transformation of the company’s balance sheet and funding model”

Analyst 2 - 8/25/10

  “we see limited downside risk given the Company’s high level of capital and surplus liquidity”

  “we expect some appreciation as CIT shares recover to closer to book value”

  “assuming book value is a reasonable reflection of the value of the company’s assets and liabilities and that book value is unlikely to decline, book value should serve as a valuation floor”

Analyst 3 - 8/26/10

  “our positive view of the shares is driven primarily by the following five factors: (1) a further restructuring of the balance sheet over the next 12-18 months, which should result in significant excess cash flow, margin expansion, and accretion to book value”

  “our price target of $45 assumes a P/TBV of slightly above 1.0x our forward year estimate of tangible book value”

Analyst 4 - 8/18/10

  “our valuation methodology is based on our adjustable tangible book value (GAAP tangible book value plus the net accretion of discounts on assets and liabilities discounted for time and projected losses).”

Analyst 5 - 8/20/10

  “on a fundamental basis, we think the stock should trade at a premium to its FSA-stressed book value ($41).”

  “we continue to like the CIT story and reiterate our Buy rating and $46 target price based on 1.1x projected YE10 TBV.”

Analyst 6 - 8/12/10

  “we believe the stock may be capped at the $41 range (tangible book value) until credit metrics show stability”

  “we reiterate our $46 price target, which is based on 1.0x our YE11 tangible book value estimate.”

Analyst 7 - 8/12/10

  “our target price remains $46 based on 1.1x projected YE10 TBV.”

Analyst 8 - 9/13/10

  “we estimate current TBV/share of $41 is understated by $7 assuming NPV of net accretion”

  “our $45 target assumes a 1x multiple on estimated year end 2011 TBV”

  “we believe valuing CIT using a price-to-tangible book (P/TBV) is appropriate, as investors will likely focus on value embedded within the accretable discount that is expected to add to shareholders’ equity over the next few years”

  “our $45 target price is derived by applying a 1.0x P/TBV multiple to our year-end 2011 tangible book value per share estimate”

Analyst 9 - 9/13/10

  “$42 price target, which is based upon 0.9x FY11E TBVPS”

  “we expect the shares to remain in the vicinity of TBVPS”

  “P/E multiples based upon projected earnings are more suspect, in our view, in light of a softening economic outlook. It is further rendered less useful given FSA earnings for CIT”

  “our one-year target of $42 per share assumes CIT trades for ~0.9x our projected YE11 TBVPS of $45 per share…while the prospects of solid profitability may be very good within a couple of years of regulatory relief, CIT for the time being is losing money absent the FSA adjustment, As such, we expect the shares will remain anchored near TBVPS until/if that occurs.”

Attachment D

Revised Segment Results[2]
CIT GROUP INC. AND SUBSIDIARIES
(dollars in millions)
REVISED SEGMENT RESULTS	Quarter Ended June 30, 2010			Quarter Ended March 31, 2010			Six Months Ended June 30, 2010

	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Corporate Finance
Total interest income	$481.7	$5.8	$487.5	$504.0	$35.5	$539.5	$985.7	$41.3	$1,027.0
Total interest expense	(273.6)	(1.1)	(274.7)	(297.0)	(0.3)	(297.3)	(570.6)	(1.4)	(572.0)
Provision for credit losses	(109.2)	16.4	(92.8)	(94.4)	(39.9)	(134.3)	(203.6)	(23.5)	(227.1)
Rental income on operating leases	7.3	-	7.3	8.8	-	8.8	16.1	-	16.1
Other income, excluding rental income	205.9	1.5	207.4	103.1	0.5	103.6	309.0	2.0	311.0
Depreciation on operating lease equipment	(5.6)	0.5	(5.1)	(4.4)	0.8	(3.6)	(10.0)	1.3	(8.7)
Other expenses	(89.7)	-	(89.7)	(79.4)	-	(79.4)	(169.1)	-	(169.1)

Income (loss) before provision for income
taxes	$216.8	$23.1	$239.9	$140.7	$(3.4)	$137.3	$357.5	$19.7	$377.2

Net income (loss)	$206.4	$(3.6)	$202.8	$128.3	$4.8	$133.1	$334.7	$1.2	$335.9

Transportation Finance
Total interest income	$53.4	$(0.1)	$53.3	$57.5	$0.8	$58.3	$110.9	$0.7	$111.6
Total interest expense	(234.6)	-	(234.6)	(258.5)	-	(258.5)	(493.1)	-	(493.1)
Provision for credit losses	(3.0)	-	(3.0)	(1.3)	-	(1.3)	(4.3)	-	(4.3)
Rental income on operating leases	316.8	-	316.8	299.2	-	299.2	616.0	-	616.0
Other income, excluding rental income	18.2	-	18.2	22.2	-	22.2	40.4	-	40.4
Depreciation on operating lease equipment	(85.9)	-	(85.9)	(78.6)	-	(78.6)	(164.5)	-	(164.5)
Other expenses	(45.5)	-	(45.5)	(39.6)	-	(39.6)	(85.1)	-	(85.1)

Income (loss) before provision for income
taxes	$19.4	$(0.1)	$19.3	$0.9	$0.8	$1.7	$20.3	$0.7	$21.0

Net income (loss)	$25.1	$(16.2)	$8.9	$(7.8)	$15.9	$8.1	$17.3	$(0.3)	$17.0

Trade Finance
Total interest income	$24.4	$-	$24.4	$30.5	$-	$30.5	$54.9	$-	$54.9
Total interest expense	(45.1)	(4.4)	(49.5)	(38.5)	(3.1)	(41.6)	(83.6)	(7.5)	(91.1)
Provision for credit losses	(12.3)	-	(12.3)	(33.9)	-	(33.9)	(46.2)	-	(46.2)
Rental income on operating leases	-	-	-	-	-	-	-	-	-
Other income, excluding rental income	47.0	4.4	51.4	46.1	3.1	49.2	93.1	7.5	100.6
Depreciation on operating lease equipment	-	-	-	-	-	-	-	-	-
Other expenses	(33.0)	-	(33.0)	(32.0)	-	(32.0)	(65.0)	-	(65.0)

(Loss) before provision for income taxes	$(19.0)	$-	$(19.0)	$(27.8)	$-	$(27.8)	$(46.8)	$-	$(46.8)

Net income (loss)	$(16.0)	$(2.1)	$(18.1)	$(27.8)	$1.8	$(26.0)	$(43.8)	$(0.3)	$(44.1)

Vendor Finance
Total interest income	$333.2	$-	$333.2	$359.6	$-	$359.6	$692.8	$-	$692.8
Total interest expense	(190.4)	-	(190.4)	(167.9)	-	(167.9)	(358.3)	-	(358.3)
Provision for credit losses	(111.9)	-	(111.9)	(52.5)	-	(52.5)	(164.4)	-	(164.4)
Rental income on operating leases	96.1	-	96.1	110.8	-	110.8	206.9	-	206.9
Other income, excluding rental income	26.2	7.0	33.2	27.2	11.6	38.8	53.4	18.6	72.0
Depreciation on operating lease equipment	(87.8)	-	(87.8)	(90.7)	-	(90.7)	(178.5)	-	(178.5)
Other expenses	(86.3)	-	(86.3)	(86.9)	-	(86.9)	(173.2)	-	(173.2)

Income (loss) before provision for income
taxes	$(20.9)	$7.0	$(13.9)	$99.6	$11.6	$111.2	$78.7	$18.6	$97.3

Net income (loss)	$(62.1)	$24.7	$(37.4)	$96.6	$(6.3)	$90.3	$34.5	$18.4	$52.9

Consumer
Total interest income	$95.8	$0.7	$96.5	$92.8	$1.8	$94.6	$188.6	$2.5	$191.1
Total interest expense	(64.2)	-	(64.2)	(70.9)	-	(70.9)	(135.1)	-	(135.1)
Provision for credit losses	(9.3)	-	(9.3)	(4.5)	-	(4.5)	(13.8)	-	(13.8)
Rental income on operating leases	-	-	-	-	-	-	-	-	-
Other income, excluding rental income	18.3	-	18.3	5.8	-	5.8	24.1	-	24.1
Depreciation on operating lease equipment	-	-	-	-	-	-	-	-	-
Other expenses	(22.7)	-	(22.7)	(21.5)	-	(21.5)	(44.2)	-	(44.2)

Income before provision for income taxes	$17.9	$0.7	$18.6	$1.7	$1.8	$3.5	$19.6	$2.5	$22.1

Net income (loss)	$14.2	$4.1	$18.3	$5.2	$(2.0)	$3.2	$19.4	$2.1	$21.5

Corporate and Other
Total interest income	$5.0	$-	$5.0	$4.6	$-	$4.6	$9.6	$-	$9.6
Total interest expense	(5.7)	7.8	2.1	(5.0)	7.0	2.0	(10.7)	14.8	4.1
Provision for credit losses	(15.0)	-	(15.0)	-	-	-	(15.0)	-	(15.0)
Rental income on operating leases	(0.5)	-	(0.5)	(0.6)	-	(0.6)	(1.1)	-	(1.1)
Other income, excluding rental income	15.0	(4.0)	11.0	(72.2)	4.0	(68.2)	(57.2)	-	(57.2)
Depreciation on operating lease equipment	0.3	-	0.3	0.2	-	0.2	0.5	-	0.5
Other expenses	0.2	(0.2)	-	(2.5)	0.7	(1.8)	(2.3)	0.5	(1.8)

Income (loss) before provision for income
taxes	$(0.7)	$3.6	$2.9	$(75.5)	$11.7	$(63.8)	$(76.2)	$15.3	$(60.9)

Net income (loss)	$(25.5)	$22.4	$(3.1)	$(97.2)	$3.9	$(93.3)	$(122.7)	$26.3	$(96.4)

2 In the first quarter, certain segment tax expenses were recorded in ‘Corporate and Other’, which were pushed down to the respective operating segments in the second quarter. The tax expenses in the table above have been revised for the first and second quarters to record the taxes related to the respective segment, rather than being recorded at Corporate in the first quarter and then pushed down in the second quarter.

Appendix B

To: Carol Hayles, Scott Parker

From: S. Geiger, V. Cecco

Cc: Michael Roemer

Date: September 30, 2010, with updates through December 15, 2010

Re: Q3 2010 Internal Control Considerations — Executive Summary

I. Summary

In the third quarter of 2010, CIT's finance team identified accounting errors not previously recognized in the Company’s Summary of Unadjusted Difference’s (SUD) for the first and second quarters of 2010. While the errors do not, individually or in the aggregate, result in a material misstatement of the Company's Q1 and Q2 consolidated financial statements, correcting these items in the third quarter would have overstated pre-tax income by approximately $57 million, or 29% in Q3. Accordingly, management has determined to revise its previously issued Q1 and Q2 financial statements in connection with filing the Company's Q3 financial statements on Form 10-Q. Had the errors resulted in a material misstatement of Q1 and Q2 financial data, management would have restated its financial statements for each quarter.

As a result of the identification of these errors, management accelerated its review of the design and operating effectiveness of the control environment. This assessment identified certain internal control deficiencies; the two deficiencies which gave rise to the largest dollar impact in absolute terms of the income revisions are described below:

1.

Incorrect suspension of FSA accretion income on the Corporate Finance EF portfolio – A deficiency in the initial design of Key Control (‘KC’) Fresh Start Accounting (FSA) 5 allowed for incorrect suspension of accretion on a certain loan portfolio. [*] Given this, they incorrectly suspended accretion on the portfolio to mitigate the possible loss. The resulting error also impacted Q1 provision for credit loss calculations relating to this portfolio.

As originally designed and implemented following the Company’s first quarter 2010 implementation of FSA, KC FSA 5 was not designed effectively as it did not specify the requirement for an independent review and approval of any contracts placed on ‘manual hold’ (i.e., suspension of sub- ledger database calculated accretion). The control was revised in the third quarter and now requires the SVP External Reporting to review and approve all contracts on manual hold.

The magnitude of the actual impact arising from this deficiency was a net pretax income understatement of $26.9 million in the first quarter, and $34.4 million in the second quarter of 2010. This understatement was corrected with the Company’s third quarter revision of the first and second quarter financial statements (see discussion of Revision presented in the Company’s Q3 2010, Out of Period Adjustments (SAB 99) memorandum).

*	Confidential treatment has been requested and the redacted material has been filed separately with the Securities and Exchange Commission.

The entire amount of the accretion which should have been recorded for this portfolio in the first and second quarter of 2010 was suspended; therefore there is no incremental error that could have occurred in relation to this portfolio. As a result, management has assessed that the potential magnitude of this deficiency is equal to the actual magnitude. Management has determined that there are no other portfolios where an unapproved decision was made to suspend FSA accretion income.

2.

Limited amount of Nonaccretable FSA discount not applied at contract level – $42.5 million of the total discount applied to the Company’s loan portfolio at emergence (approximately 0.67%) was not recorded at a loan level in contravention of CIT KC FSA 2, which requires reconciliation of financial activity to account-based detail from the FSA sub-ledger database. At the FSA date, this portion of the total discount was determined to be a nonaccretable discount associated with a particular loan portfolio (the “Portfolio A”), but in error the nonaccretable discount was not allocated to specific individual loan balances. This deficiency resulted in the inappropriate utilization of $35 million (of $42.5 million) of nonaccretable discount in the first quarter of 2010 to offset loan charge-offs which should have been charged to the provision for credit loss expense. This deficiency also contributed to the incorrect establishment of a second quarter FAS 5 provision for credit losses that otherwise would have not been recorded, because the net book value of Portfolio A would have reflected a lower amount had the aforementioned nonaccretable discount not been inappropriately utilized in the first quarter of 2010.

The magnitude of the actual impact arising from this deficiency was an overstatement of pretax income of $35.0 million in the first quarter, and an understatement of pretax income in the second quarter of $10.0 million. The magnitude of the potential error that could have occurred as a result of this deficiency is $42.5 million, which is equal to the amount of the total nonaccretable discount that was not applied at a contract level, or $42.5 million, which is only $7.5 million higher than the first quarter overstatement. These misstatements were corrected with the Company’s third quarter revision of the first and second quarter financial statements.

All other FSA loan adjustments were recorded at the contract level at emergence and tracked in the FSA database sub-ledger, thereby mitigating the risk that other amounts were not recorded at contract level and could contribute to errors in the determination of provision expenses, i.e., the maximum impact this deficiency could have had is limited to $42.5 million.

Throughout 2010, the Company’s Credit Risk Management group has been enhancing their documentation of and controls over the Company’s processes to ensure that the loan discounts determined in FSA are appropriately considered in the determination of credit provisioning. The Company has substantially completed its remediation of the related internal controls, and is currently finalizing its testing of the controls over the Q3 ALLL, provision and disclosures processes.

In the third quarter, the Company’s new executive management team implemented several new key controls over period end reporting to strengthen existing processes surrounding the FSA calculations:

  The new management team expanded the review of the Company's application of ‘Day 1’ and ‘Day 2’ accounting requirements related to FSA to obtain a deeper understanding of significant accounting positions and practices, and enhanced existing policies and procedures.

  A quarterly review process has been established with the Segments’ President, CFO and Chief Credit Officer, of all significant accounting matters, e.g., status of any reconciliation items, third party negotiations with potential financial statement impact, matters requiring judgment in GAAP interpretation and complex accounting structures.

  The Company also created a new Finance leadership role, reporting to the CFO, to provide finance support to the Risk Management organization and ensure an appropriate cross functional review process between finance and credit.

In the first quarter of 2010, the impact of items 1 and 2 was a net overstatement of pretax income as revised for these items of $8.1 million (6.2%), and in the second quarter of 2010, a net understatement of pretax income as revised for these items of $44.4 million (17.2%).

As noted above, management has concluded that with respect to 1 and 2, the actual magnitude and potential magnitude were essentially equal. Management’s evaluation of the overall magnitude of items 1 and 2 above, when combined with the impact of the other FSA related errors outlined in the Company’s Q3 2010 Out of Period Adjustments (SAB 99) analysis aggregate to a significant deficiency.

Although management has determined the errors resulting from the two deficiencies identified above were not material to the Company’s consolidated financial statements in Q1 or Q2 2010, either individually or when aggregated with other errors identified in the third quarter, the aggregation of these deficiencies are considered significant by management responsible for the Company’s financial reporting given the magnitude of the actual and potential impact.

Management has also evaluated the control failures relating to the other revisions noted in the Company’s SAB 99 analysis, and has concluded that these other failures did not rise to a level greater than ‘deficiency’, either individually or in aggregate.

Further detail relating to the errors and the impact on the Company’s financial reporting is documented separately in a Q3 2010, Out of Period Adjustments (SAB 99) memorandum.

II. Management’s Evaluation of Overall Magnitude

In evaluating the overall impact of items 1 and 2 above, and the impact of the other errors outlined in the Company’s Q3 2010 Out of Period Adjustments (SAB 99) analysis, management assessed: (1) the magnitude of the actual impact, (2) the magnitude of the potential impact (the “could factor”) and (3) relevant qualitative considerations on both an individual and aggregate basis.

1. The Magnitude of the Actual Impact

The aggregate impact of all control deficiencies noted in the first and second quarters of 2010 led to the following:

  In Q1 2010, the Company’s pretax income was understated by a net $22.5 million (13.9%). $13.3 million (60%) of that understatement related to complexities in implementing FSA, and $9.2 million (40%) related to other operational control deficiencies.

  In Q2 2010, the Company’s pretax income was understated by a net $34.3 million (13.8%). This understatement was primarily driven by complexities in implementing FSA ($37.8 million understatement), offset by a $3.5 million overstatement caused by other operational control deficiencies.

Management has concluded that the actual errors which originated in the first and second quarters of 2010 were individually and in the aggregate immaterial to the Company’s consolidated financial statements in those quarters.

2. The Magnitude of the Potential Impact

The magnitude of the potential impact relating specifically to items 1 and 2 are addressed above. From an overall financial reporting perspective, and with respect to the other deficiencies noted, CIT’s approach to SarbOx compliance is comprised of a multitude of inter-related components: Entity Level or Corporate Controls (ELCs), Process Level Controls (PLCs) and IT General Controls (ITGCs). AS5 enables management to place additional reliance on entity level controls as these controls often operate at a process, transaction, or application level and may adequately operate at a precision level to prevent or detect on a timely basis a material misstatement that could occur in the financial statements.

Based on our review, management has concluded that the Company’s overall control structure was operating effectively in the first and second quarters of 2010, and with respect to the initial application of FSA in the fourth quarter of 2009. Management has concluded that this framework of controls was operating at a level sufficient to ensure that the identified deficiencies were isolated, and that the actual misstatements and the misstatements which could have occurred were essentially the same, i.e., that the controls were designed and operating effectively to detect a material misstatement.

3. Qualitative Factors

  Although the Company had to place significant reliance on newly developed systems and processes in order to facilitate the calculation of FSA related balances, mitigating controls and analytics over the year end December 2009 (‘Day 1’) and first quarter 2010 (‘Day 2’) fresh start accounting processes allowed management to certify the accuracy of the FSA accounts.

  While certain corrections were made in the third quarter to the original allocation of nonaccretable discount, management’s review indicates that these adjustments were isolated incidents involving immaterial amounts.

  In researching the errors, finance management interviewed many members of the finance, business, and credit teams, and concluded that although errors occurred, the underlying cause was not an intentional effort to override the control structure to commit fraud or misstate the financial statements but rather misunderstanding of FSA-related accounting requirements.

  A number of the items relate to intra-period allocations within the first two quarters of 2010, and have all been corrected with the revisions in the Company’s third quarter 10Q, prior to the publication of full fiscal year results.

Management’s Conclusion – In order to evaluate the severity of the first and second quarter 2010 control deficiencies noted above, individually and in aggregate, management considered whether a well-informed, competent and objective individual (i.e., prudent official) would conclude the deficiency (or combination of deficiencies), represented a material weakness or weaknesses.

Management has concluded that in aggregate, control deficiencies 1 and 2 above constitute a significant deficiency with respect to certain controls over FSA processing.

In reporting its Q3 2010 consolidated financial information on Form 10-Q, management identified certain other existing financial controls did not operate as intended, or in a timely enough manner to prevent the misstatements, albeit immaterial, relating to the first and second quarters of 2010 as outlined in the Company’s Q3 2010 Out of Period Adjustments (SAB 99) analysis.

Management has assessed these additional control deficiencies with respect to the magnitude of the actual and potential misstatements which could have occurred. Management’s conclusion with respect to the items noted is that they did not and could not have risen to a level greater than ‘inconsequential’ either individually or in aggregate.

In reaching its conclusion, the following key points were considered:

  Management has concluded that the actual errors which originated in the first and second quarters of 2010 were individually and in the aggregate immaterial to the Company’s first and second quarter consolidated financial statements, respectively.

  Management has determined that the actual misstatements and the misstatements which could have potentially occurred were essentially the same and therefore the assessment of the magnitude of the misstatements that could have occurred were individually and in the aggregate immaterial to the Company’s consolidated financial statements as outlined in our SAB 99 analysis.

  Existing compensating controls were operating effectively at a level of precision that we believe would, individually or in combination, result in the prevention or detection of a misstatement that was material to the Company’s annual or interim consolidated financial statements.

Management has also considered the impact of the control deficiencies noted in its assessment of the effectiveness of the Company’s interim reporting, as required under SarbOx Section 302, disclosure controls and procedures and internal control over financial reporting. Based on the evaluation outlined above, management responsible for establishing and maintaining internal controls has concluded that appropriate disclosure controls and procedures were designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

With respect to the Company’s Item 4, Control and Procedures disclosure, management believes that although there have been enhancements to the control process in the third quarter, there have been no changes to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal control over financial reporting.

Management’s conclusion is based on the assessment of internal controls as of the date that the Form 10-Q for the third quarter of 2010 was filed. Management continues to perform its SarbOx testing for the year ended December 31, 2010 and will take into consideration in its year end assessment the deficiencies related to the errors noted as well as the enhancements made to these controls in the fourth quarter.

Management’s conclusion has been discussed and agreed with CIT’s executive management and the Audit Committee.